INVESTMENT MANAGERS SERIES TRUST

VIA EDGAR

March 16, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 812-21719 (the “Registrant”) on behalf of the Chartwell Small Cap Value Fund Class I

Ladies and Gentlemen:

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 29, 2012, regarding Post-Effective Amendment No. 203 to the Registrant’s Form N-1A registration statement with respect to the Chartwell Small Cap Value Fund Class I series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 223 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

SUMMARY PROSPECTUS

Fee and Expense Table

1.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in the footnote to the fee and expense table.

Response:          The fee waiver agreement is filed as an exhibit with the Amendment.

STATUTORY PROSPECTUS

Prior Performance with Similar Accounts Managed by the Advisor

2.  Page 7 please confirm in the response letter that the returns in the “Average Annual Total Returns” table are based on the same accounts used for the “Chartwell Small Cap Value Composite” returns as described in the last paragraph of this page.

Response:          The advisor and the Registrant confirm that the returns in the “Average Annual Total Returns” table are based on the same accounts used for the “Chartwell Small Cap Value Composite” returns as described in the last paragraph on page 7.

3.  Last paragraph on page 7 add a statement that the exclusion of the accounts below $250,000 does not materially affect the performance returns.  In addition, please move the first three

2220 East Route 66, Suite 226
Glendora, CA 91740

INVESTMENT MANAGERS SERIES TRUST

sentences to the first paragraph under the section titled “Prior Performance for Similar Accounts Managed by the Advisor” on page 6 and delete the word “all” in the first sentence of that paragraph.

Response:          The Fund has revised the disclosure to state that “the performance returns were not materially affected by the exclusion of the $250,000 or less fee paying accounts and the non-fee paying accounts.”  The first paragraph under “Prior Performance for Similar Accounts Managed by the Advisor” has been revised as requested.

4.  Include in the response letter whether there were any investment company accounts with similar investment strategies that were excluded in the composite.

Response:          The Registrant and the Fund’s advisor confirm that the composite includes registered investment company accounts with similar investment objectives and strategies as the Fund.

Tools to Combat Frequent Trading

5.  Disclose whether the Board has adopted policy and procedures to combat frequent trading.

Response:          The following statement has been added: “The Fund’s Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders.”

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

6.  Please add “or group of industries” to item #3 to conform with verbiage with Section 8(b)(1)(E) of the Investment Company Act.

Response:          Upon further consideration of this comment, the Fund has respectfully determined not to add the phrase “or group of industries” because the Fund is stating its policy in the negative.  In other words, if the Fund were to add the phrase, it would read “The Fund may not invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry or group of industries”, which would imply the Fund many not invest in any “group of industries” and thus confusing.  The Fund considers the current disclosure to be co-extensive with Section 8(b)(1)(E) of the Investment Company Act.

Trustees and Officers

7.  Please provide an explanation in the response letter why the Trustees compensation in the table on page B-21 is different from compensation stated in post-effective amendment filings for other series of Investment Managers Series Trust (the “Trust”).

2220 East Route 66, Suite 226
Glendora, CA 91740

INVESTMENT MANAGERS SERIES TRUST

Response:          Pursuant to Item 17c of form N-1A, Trustee compensation is reported based on the fund’s fiscal year.  The compensation reported in the filings of other series of the Trust has a different fiscal year than the Fund.  In addition, since the Fund is new, the compensation stated is an estimate for the first fiscal year.

8.  Please provide an explanation in the response letter why it states “None” for Mr. William H. Young, Independent Trustee in the “Fund Shares Beneficially Owned by Trustees” table on page B-24 when an amount is reported in a post-effective amendment filing for the FAMCO MLP & Energy Income (“FAMCO”) series of the Trust.

Response:          The amount reported in the amendment filing for the FAMCO series was an error and will be amended to “none” in a subsequent post-effective filing.

9.  Page B-26, please state the benchmark for determining the portfolio manager’s bonus.

Response:          The benchmark Russell 2000 Value Index has been added.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Rita Dam
Treasurer

2220 East Route 66, Suite 226
Glendora, CA 91740